SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 000-12870
                                                                      ---------

                           NOTIFICATION OF LATE FILING


      (Check One): [_] Form 10-K [_] Form 11-K [X] Form 20-F [_] Form 10-Q

                                 [_] Form N-SAR

          For Period Ended:   June 30, 2004
                           ---------------------
     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant First Chester County Corporation
                        --------------------------------
Former name if applicable

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Address of principal executive office (Street and number)
9 North High Street
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City, state and zip code  West Chester, Pennsylvania  19380
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached and marked as Exhibit A.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     First Chester County Corporation, the Registrant, was notified on June 24, 2004, that our current independent certified public accountant for the First National Bank of Chester County Retirement Savings Plan (the Plan) was not a registered accounting firm with the Public Company Accounting Oversight Board. As such, the Registrant needs additional time to engage a registered firm to perform the audit and furnish an opinion for inclusion in Form 11-K. The public firm engaged by the Registrant indicated that it would not complete this engagement and provide an opinion prior to June 29, 2004.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     T. Benjamin Marsho         (484) 881-4332
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                       (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        First Chester County Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   06/29/04                     By /s/ J. Duncan Smith
    -------------------            ---------------------------------------------
                                       J./ Duncan Smith

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).